Exhibit 99.2

NEWS RELEASE

OTC-BB: CPPXF

CONTINENTAL POSTS Q2 2012 RESULTS

JAKARTA – March 8, 2012 - Continental Energy Corporation (OTCBB: CPPXF) (the “Company”) an emerging international oil and gas company, today announced a summary of results for the quarter ended December 31, 2011. Additional detail is available for download from the SEDAR website at www.sedar.com.

Current Working Capital – As at December 31, 2011, the Company’s condensed interim consolidated financial statements reflect a working capital deficit of $1,055,690. This represents a decrease in working capital of $125,503 compared to the September 30, 2011 working capital deficit of $930,187.

Operations – Overall, the Company had a loss from operations during the three month period ended December 31, 2011 of $127,534 compared to $183,145 during the three month period ended December 31, 2010.

Debt Reduction - Subsequent to the fiscal quarter ended December 31, 2011, the Company has negotiated a debt reduction settlement with a number of certain related and unrelated parties and has issued or shall issue up to an accumulated 11,350,000 common shares in lieu of cash to reduce up to $490,000 in accounts payable and accrued liabilities.

On behalf of the Company,
Robert V. Rudman, CFO

Source: Continental Energy Corporation
Media Contacts: Robert Rudman, CFO, 561-779-9202, rrudman@continentalenergy.com or AGORACOM cppxf@agoracom.com
Further Info: www.continentalenergy.com and http://agoracom.com/ir/continentalenergy

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.